Exhibit 99.6

NICE Named a Leader in the 2022 Gartner® Magic Quadrant™
for Contact Center as a Service For 8th Consecutive Year

NICE positioned furthest for Completeness of Vision

HOBOKEN, N.J., August 24, 2022 – NICE (Nasdaq: NICE) today announced that Gartner has recognized NICE as a Leader in the just-released 2022 Gartner Magic Quadrant for Contact Center as a Service (CCaaS) report with CXone being evaluated. NICE placed the furthest overall for its Completeness of Vision in the Leaders quadrant. This marks the eighth consecutive year that NICE has been named a Leader in the CCaaS Magic Quadrant.

This 2022 Gartner Magic Quadrant for CCaaS evaluates Contact Center as a Service providers that empower exceptional customer experiences across industries around the globe. The Gartner Magic Quadrant describes Leaders as follows: “Leaders are best described as suppliers with strong support for the four pillars of great customer service, and with an ability to serve multinational organizations with local sales and support organizations. Leaders are more likely to serve customers through channel partners and have strong brand recognition, which has resulted in a large installed base or above-average market growth as a result of customer demand. Leaders also benefit from being able to support varying levels of deployment complexity, including integrations with partners through established marketplaces.”

NICE CXone delivers the industry’s only combination of CCaaS, WFO, Analytics, AI and Digital Self-Service based on CXone, the world’s leading cloud-native CX platform. This creates smart, connected, self-service and human-assisted interactions across the entire customer journey. With intelligent bots, virtual agents, automated proactive engagement, mobile engagement and accessible knowledge organizations are able to expand their workforce, helping customers find answers quickly and move effortlessly between self-service and agent-assisted support. CXi is designed to empower organizations to intelligently meet their customers throughout their entire journey, enables resolution through AI and data-driven self-service, and prepares agents to successfully resolve any customer needs event.

“We are thrilled to again be recognized as a Leader by Gartner for the eighth consecutive year,” said Paul Jarman, NICE CXone CEO. “As a digitally fluent customer experience increasingly becomes a brand’s most potent differentiator, NICE is pioneering a new market standard of AI-infused customer experience interactions (CXi). With the most complete, connected, and intelligent integrated CX solution, we are helping brands exceed customer expectations by exceeding the boundaries of the contact center to create better, more meaningful interactions with customers. We believe this recognition from Gartner amplifies NICE’s core commitment to advancing digital transformation and the success of the organizations we serve by strengthening their customer relationships.”

NICE was recognized in the very first Gartner Magic Quadrant for CCaaS* report in 2015 as a Leader and has been recognized as a Leader in the Magic Quadrant for CCaaS consecutively since then. The company believes its consistent recognition in this report reinforces its ability to identify market trends early and continually innovate accordingly to deliver the technology solutions organizations need to advance customer success.

Earlier this year, NICE was recognized for the first time by Gartner as a Leader in the 2022 Gartner Magic Quadrant for Robotic Process Automation (RPA). NICE is the only CX vendor to be named a Leader by Gartner in both the 2022 Magic Quadrant reports for CCaaS and RPA.

Gartner, Magic Quadrant for Contact Center as a Service, Drew Kraus, Steve Blood, Pri Rathnayake, Pankil Sheth. 22 August, 2022.Gartner, Magic Quadrant for Robotic Process Automation, Saikat Ray, Arthur Villa, Melanie Alexander, Keith Guttridge, Andy Wang, Paul Vincent, 25 July 2022.GARTNER and MAGIC QUADRANT are registered trademarks and service marks of Gartner, Inc. and/or its affiliates in the U.S. and internationally and are used herein with permission. All rights reserved. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

*NICE was recognized as inContact in the 2015 and 2016 Magic Quadrant reports for CCaaS, North America. It was recognized as NICE inContact in the same report from 2017 until 2019. The report name was updated to Magic Quadrant for CCaaS starting 2020.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.